Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

October15, 2002

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien



Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated October 15, 2002[English Translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3469, Fax: 81(3)-5166-6192)

For Immediate Release

(This is an English translation of the Japanese original.)

October 15, 2002

***Sumitomo Corporation***

Motoyuki Oka, President and CEO

Stock Exchange Code 8053

Contact: Keiji Nakajima,

Corporate Communications Dept.

Tel. +81-3-5166-3089

**Sumitomo Corporation Announces its Upcoming Medium-term Management Plan, the "AA Plan" (starting from April 2003 to March 2005)**

Sumitomo Corporation announced the outlines of the upcoming medium-term management plan, the "AA Plan" starting from April 2003 to March 2005. Please refer to the attachment.

Attachment;

AA Plan (April 2003 to March 2005)

"Continuous Change! Heading for a Global Leading Company"

# AA Plan

Mid-term Management Plan (FY2003~04)

## *Continuous Change! Heading for a Global Leading Company*

***h for Achievement (RR 7.5%)***

r a global leading company, we are striving to promote the reform process, both in our tructures and in our business thinking, for acquiring an earning power that can cover the s' capital cost (risk-adjusted return ratio 7.5%).
term of "Reform Package" and "Step Up Plan", we started to share the concept of "return " throughout the company, and have steadily increased the risk-adjusted return ratio (forecast 2002 average risk-adjusted return ration: 5%) by creating and expanding core businesses.
ing mid-term management plan, ***AA Plan***, we reach risk-adjusted return ratio 6% (2-year s an interim milestone to approach the achievement of risk-adjusted return ratio 7.5%, by xpansion of the earning base and strategic moves to the future by maximizing our integrated trength" and "Enhancing our corporate strength with efficiency and soundness", through change and quality Group Management on a global basis.

**Target**

Risk-adjusted Return Ratio ≥ 6%

(net income base, 2-year average)

Net Income: ¥130 billion (¥60 billion in FY2003, ¥70 billion in FY2004)

## ansion of the earning base and strategic moves to the future by maximizing our "integrated corporate strength"

izing management resources to the fullest extent dvancing the Business Portfolio Strategy

- Well defined strategy and objectives of each business line
- Shifting management resources (human resources and risk adjusted assets) to more profitable or more potential business lines

loring and developing various businesses by imizing our "integrated corporate strength"

- Adding diversified values by realizing strategic and organic integration of our "business foundation" and "functional power"
  - Promoting strategic alliance
  - Multiple business approaches to business partners
  - Promoting logistics related businesses (SCM, etc.)
  - Applying financial technology to traditional trading businesses
- Strengthening our earning power by harmonizing product and regional strategy

kling new technology, potential market region

- Exploring and fostering businesses with new technology (biotechnology, nanotechnology, clean energy, network-related information technology, etc.)
- Strategic field: consumer business, energy-related business, life science field, broadband-related and cable TV business
- Developing global businesses with China

nan resources management for strengthening "business foundation"

- Developing and maintaining professional human resources in each area to realize business plan (diversified hiring process, strategic alliance, etc.)
- Strategic allocation of human resources and "right person in a right place" policy in the group (job bid system, etc.)
- Enriching human resource training programs (exchange of personnel with outside organization, short-term executive courses, etc.)

## ancing our corporate strength with efficiency and soundness.

cient group operation on a global basis

- Upgrading and full use of infrastructures for group management (Group Finance, etc.)
- Enhancing functions with higher productivity in the Corporate Group
- Cutting cost by streamlining operation (promoting shared-service and back-office, etc.)

ancing risk management

- Enlightening sense of risks
- Emphasizing risk asset management
- Employing integrated risk management

rough legal compliance

- Higher transparency with full disclosure
- Ensuring "Speak-up System" works better